[WFAF Letterhead]

November 19, 2012

VIA EDGAR CORRESPONDENCE

Deborah O'Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

Re: Response to Comments on 485(a) filing for Wells Fargo Funds Trust (the “Registrant”) for the purpose adding the following new share classes to existing series of the Registrant:

Fund (each a “Fund” and collectively “the Funds”)	New Class(es)
Wells Fargo Advantage Capital Growth Fund	R4 R6
Wells Fargo Advantage Dow Jones Target 2010 Fund	R4
Wells Fargo Advantage Dow Jones Target 2015 Fund	R4
Wells Fargo Advantage Dow Jones Target 2020 Fund	R4
Wells Fargo Advantage Dow Jones Target 2025 Fund	R4
Wells Fargo Advantage Dow Jones Target 2030 Fund	R4
Wells Fargo Advantage Dow Jones Target 2035 Fund	R4
Wells Fargo Advantage Dow Jones Target 2040 Fund	R4
Wells Fargo Advantage Dow Jones Target 2045 Fund	R4
Wells Fargo Advantage Dow Jones Target 2050 Fund	R4
Wells Fargo Advantage Dow Jones Target 2055 Fund	R4
Wells Fargo Advantage Dow Jones Target Today Fund	R4
Wells Fargo Advantage International Bond Fund	R6
Wells Fargo Advantage Intrinsic Value Fund	R4 R6
Wells Fargo Advantage Large Cap Growth Fund	R4 R6
Wells Fargo Advantage Premier Large Company Growth Fund	R4 R6
Wells Fargo Advantage Short Duration Government Bond Fund	R6
Wells Fargo Advantage Total Return Bond Fund (to be renamed “Wells Fargo Advantage Core Bond Fund”)	R4 R6

Dear Ms. Johnson:

Thank you for your verbal comments and suggestions received on November 8, 2012 to the Registrant’s filing made on September 12, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-12-000187).   Please note the following responses:

Comment 1:    You noted that the word “Advantage” was missing in the Edgar system for certain of the Funds – the Wells Fargo Advantage Large Cap Growth Fund, the Wells Fargo Advantage Total Return Bond Fund and the Wells Fargo Advantage Short Duration Government Bond Fund.

Response 1:     We have corrected the above Fund names in the Edgar system.

Comment 2:    For each Fund that invests in foreign issuers as part of its principal investment strategies, you asked us to confirm that appropriate emerging markets disclosure is included in its prospectus, where applicable.

Response 2:     We confirm that each Fund that invests in securities of emerging markets issuers as part of its principal investment strategies includes disclosures regarding emerging markets in its prospectus.

For the Total Return Bond Fund (to be renamed “Core Bond Fund”)

Comment 3:    You asked us to confirm the Fund had no acquired fund fees and expenses to be included in the Annual Fund Operating Expenses tables.

Response 3:     We confirm that the Fund had no acquired fund fees and expenses to be included in the Annual Fund Operating Expenses tables.

Comment 4:    You asked us to confirm that the fee waiver for the Fund extends beyond one year.

Response 4:     We confirm that the fee waiver for the Fund extends beyond one year and we have updated the tables to reflect this.

Comment 5:    You asked us to provide a supplemental explanation as to why the turnover rate is so high (803%) for the Fund.

Response 5:     The investment team utilizes a relative value investment process that involves active trading.  When they sell a security, they may temporarily purchase a Treasury security as they look for opportunities to reinvest proceeds, which increases turnover.  The Fund also participates in dollar roll transactions, which increases turnover.

Comment 6:    You asked that we confirm supplementally that to the extent the Fund sells a credit default swap as outlined in the Fund’s investment strategy, that the Fund will cover the full notional amount of the swap.

Response 6:     We confirm this practice.

Comment 7:    You asked us to consider providing a definition of duration in the Fund’s principal investment strategies.

Response 7:     We have amended the principal investment strategies of the Fund to include the following disclosure:

"Dollar-Weighted Average Effective Duration" is an aggregate measure of the sensitivity of a fund's fixed income portfolio securities to changes in interest rates. As a general matter, the price of a fixed income security with a longer effective duration will fluctuate more in response to changes in interest rates than the price of a fixed income security with a shorter effective duration.

For the Dow Jones Target Date Funds

Comment 8:    You asked us to consider the following disclosure principles outlined in the ICI’s June 18, 2009 Working Group proposal for Target Date Funds as they apply to the Dow Jones Target Date Funds:

1. The relevance of the target date, including what happens on the target date;

2. The age group for which the fund is designed;

3. An illustration of the asset allocation path (glide path) that the fund follows to reduce its equity exposure and become more conservative over time; and

4. A statement that there are investment risks associated with target date funds and that the fund is not “guaranteed.”

Response 8:     We have examined the above principals proposed by the Working Group and we believe the Dow Jones Target Date Funds adhere to the disclosure principals 1, 3 and 4, above, for the following reasons:

1. The relevance of the target date, including what happens on the target date, is set forth in the prospectuses under the heading “When and After a Fund Reaches its Target Year”;

3. We include an illustration of the asset allocation path (glide path) that the fund follows to reduce its equity exposure and become more conservative over time; and

4. We include the following statement in the principal investment strategies of the Dow Jones Target Date Funds:

“The principal value of an investor's investment in the Fund is not guaranteed, and an investor may experience losses, at any time, including near, at or after the target year designated in the Fund's name.”

Additionally, under “Principal Investment Risks,” we disclose the following:

“An investment in the Fund may lose money, is not a deposit of Wells Fargo Bank, N.A. or its affiliates, is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and is primarily subject to the risks briefly summarized below.”

With respect to principal 2, above, we do not believe it is appropriate to disclose a particular age group for which a particular Dow Jones Target Date Fund is designed as individuals of a given age may vary widely in their retirement goals, existing retirement assets and risk tolerance levels. We believe the question of suitability is best left to the individual shareholder and his or her financial professional and that the Funds include the appropriate level of information in order for an individual to make this determination based on his or her own particular circumstances and risk tolerance.

Accordingly, in the principal investment strategies for each Dow Jones Target Date Fund, we include the following disclosure:

“The Fund's target year serves as a guide to the relative market risk exposure of the Fund, and your decision to invest in this Fund or another Wells Fargo Advantage Dow Jones Target Date Fund with a different target year and market risk exposure depends upon your individual risk tolerance, among other factors.”

Comment 9:    For the Target Today Fund, you asked if the Fund had a credit quality or maturity strategy.

Response 9:     No, the Target Today Fund does not have a credit quality or maturity strategy.

Comment 10:  You noted that for each of the Dow Jones Target Date Funds the primary performance benchmark was listed last in the table and suggested that we move it directly beneath the performance of the Fund.

Response 10:   We have made the suggested changes.

For the International Bond Fund

Comment 11:  You noted that the expense cap listed in a footnote to the Annual Fund Operating Expenses table was higher than the Total Annual Fund Operating Expenses shown in the table and stated that, in interpreting Item 3(e) of Form N-1A, the Commission has adopted a position that including a contractual fee waiver in an Annual Fund Operating Expenses table in circumstances where the waiver was not in use for the past fiscal year is impermissible.  You noted that such disclosure could be included among the Fund’s disclosures in response to Item 9 of Form N-1A.

Response 11:   Item 3(e) of Form N-1A states (emphasis added):

                        “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively. If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

                        The Commission’s position with respect to Instruction 3(e) essentially requires a fund to make a future-looking determination as to whether an expense cap will be triggered based solely on the prior fiscal year’s operating history. We find this to interpretation problematic for a number of reasons. As you are aware, it is very common for a fund’s expenses to vary during the course of a fiscal year as fund assets rise and fall due to asset appreciation/depreciation and fund inflows and outflows. For this very reason, from a shareholder’s prospective, the existence of an expense cap is highly relevant regardless of whether the cap was actually triggered during the prior fiscal year, because it may come into play at any time. Knowing what the maximum amount of annual fund operating expenses a fund may incur is an important factor that potential shareholders consider when attempting to differentiate one fund from another, and removing this data from the summary section of the prospectus will make it more difficult for investors to find this information.   Furthermore, Item 9, “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings,” does not provide us with an appropriate instruction allowing for inclusion of this information.  Therefore, we respectfully decline to make the requested changes.

Comment 12:  Under “Principal Investment Risks,” you suggested we include disclosure in our “High Yield Securities Risk” describing the speculative nature of these securities.

Response 12:   We have revised this risk to include the underlined language below:

                        Principal Investment Risks (summary section)

High Yield Securities Risk. High yield securities, i.e. “junk bonds,” are debt securities that are rated below investment-grade, are unrated and deemed by us to be below investment-grade, or are in default at the time of purchase. These securities are considered speculative by the major rating agencies, have a much greater risk of default or of not returning principal and tend to be more volatile than higher-rated securities of similar maturity.

                        Description of Principal Investment Risks (statutory section)

                        High Yield Securities Risk

High yield securities (sometimes referred to as "junk bonds") are debt securities that are rated below investment-grade, are unrated and deemed by us to be below investment-grade, or are in default at the time of purchase. These securities are considered speculative by the major rating agencies, have a much greater risk of default (or in the case of bonds currently in default, of not returning principal) and their values tend to be more volatile than higher-rated securities of similar maturity. The value of these securities can be affected by overall economic conditions, interest rates, and the creditworthiness of the individual issuers. Additionally, these securities may be less liquid and more difficult to value than higher-rated securities.

For the Short Duration Government Bond Fund

Comment 13:  You asked us if there were credit quality parameters for the up to 20% of the Fund’s net assets that may be invested in non-government mortgage- and asset-backed securities.

Response 13:   The Fund will purchase only securities that are rated, at the time or purchase, within the two highest rating categories assigned by a Nationally Recognized Statistical Ratings Organization, or deemed to be of comparable quality.

For each Fund’s Statement of Additional Information

Comment 14:  You noted that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action inconsistent with Guide 19 in that it contains exceptions for investments in securities of other investment companies and investments in repurchase agreements.

Response 14:   We do not believe that the Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action.  The Fund does not believe that investment companies or repurchase agreements constitute an “industry” or “group of industries”.

We make the following representations to you:

            -the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a Form N-1A filing for the Funds pursuant to Rule 485(a) under the Securities Act of 1933 on September 12, 2012, and we intend to complete the Form N-1A filings for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 on or about November 26, 2012. Such filings will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3682 if you have any questions or comments in this matter.

Sincerely,

/s/ Maureen E. Towle

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC